Filed Pursuant to Rule 424(b)(3)

Registration No. 333-274931

Prospectus Supplement No. 3

(To Prospectus Dated December 28, 2023)

ESTRELLA IMMUNOPHARMA, INC.

3,829,338 Shares of Common Stock

Up to 7,036,726 Shares of Common Stock

Up to 2,215,000 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement no. 3 and the prospectus, dated December 28, 2023 (as supplemented by prospectus supplement no. 1, dated February 12, 2024, and prospectus supplement no. 2, dated February 15, 2024, the “Prospectus”), which form a part of our registration statement on Form S-1 (No. 333-274931), relate to the resale from time to time of certain shares of common stock (“Common Stock”) of Estrella Immunopharma, Inc. (“we,” “us,” “our” the “Company” and “Estrella”). These shares include (a) 3,829,338 shares of Common Stock held by the Selling Stockholders as more fully described in the Prospectus, (b) up to 7,036,726 shares of Common Stock that may be issued and sold by us to White Lion Capital, LLC pursuant to a Common Stock Purchase Agreement, as more fully described in the Prospectus and (c) up to 2,215,000 shares of Common Stock issuable to the holders of redeemable warrants (“Warrants”) upon the exercise thereof at an exercise price of $11.50 per share, as more fully described in the Prospectus.

This prospectus supplement is being filed to update and supplement the information contained in the Prospectus with the information contained in the current report on Form 8-K filed by the Company on March 7, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

You should read this prospectus supplement in conjunction with the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements thereto.

Our Common Stock and Warrants are traded on the Nasdaq Capital Market (“Nasdaq”) under the symbols “ESLA” and “ESLAW,” respectively. On March 6, 2024, the closing price of our Common Stock on Nasdaq was $1.13 per share and the closing price of our Warrants on Nasdaq was $0.04 per Warrant.

Investing in our securities is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 7, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 4, 2024

Estrella Immunopharma, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40608	86-1314502
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

5858 Horton Street, Suite 370 Emeryville, California	94608
(Address of principal executive offices)	(Zip Code)

(510) 318-9098

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ESLA	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	ESLAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging  growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On March 4, 2024, Estrella Immunopharma, Inc. (the “Company”), Estrella Biopharma, Inc. (“Estrella Biopharma”), a wholly-owned and sole operating subsidiary of the Company, and Eureka Therapeutics, Inc. (“Eureka”), the controlling shareholder of the Company, entered into Statement of Work No. 001 (“SOW”) relating to the clinical trial services to be performed by Eureka in connection with the Phase I/II clinical trial of Estrella Biopharma’s product candidate, EB103, a T-cell therapy targeting CD19 using ARTEMIS™ T cell technology licensed by Estrella Biopharma from Eureka. The trial is designed to assess the safety, tolerability, recommended Phase II dose, and preliminary anti-cancer activity of EB103 for the treatment of relapsed or refractory (R/R) B-cell non-Hodgkin lymphoma (NHL) patients.

The SOW is governed by the terms of the Services Agreement, dated June 28, 2022, between Estrella Biopharma and Eureka (as amended by Amendment No. 1, effective as of October 1, 2022, and Amendment No. 2, effective as of March 1, 2023, the “Services Agreement”), and incorporates all the terms of the Services Agreement by reference. Notwithstanding the foregoing, the terms and conditions of the SOW govern in the event of any conflict with the terms and conditions of the Services Agreement.

Services, Fees and Expenses

The scope of work set forth in the SOW includes study start-up, patient dosing and related activities, study close-out, and reporting. Additionally, the SOW sets forth the various services Eureka will provide in connection with the clinical trial, including regulatory document development, site activation, patient enrollment and consent management, data collection, and pharmacovigilance.

Pursuant to the SOW, Estrella Biopharma agrees to pay Eureka non-refundable net fees in connection with the achievement of certain milestones set forth in the SOW, with total fees of $33,000,000 for achievement of all milestones, excluding additional pass-through costs and expenses incurred by Eureka and payable by Estrella Biopharma as further described below. Such amount assumes 20 patients are dosed and one clinical site is activated. An additional $500,000 will become payable to Eureka if a second site is activated following mutual agreement of Estrella Biopharma and Eureka. In addition to the milestone payments, Eureka will invoice Estrella Biopharma quarterly for additional pass-through costs and expenses incurred in connection with its services under the SOW. Estrella Biopharma is required to settle invoices within 30 days, with Eureka reserving the right to impose monthly interest charges of 1.5% for undisputed amounts unpaid after 30 days. Estrella Biopharma will also be responsible for payment of any taxes, fees, duties or charges imposed by any governmental authority in connection with the services provided by Eureka under the SOW, other than any taxes on Eureka’s income.

The first invoice payable to Eureka issuable upon execution of the SOW is for $3.5 million, covering the fees associated with the initiation of the study, the preparation and activation of the first study site, and the First Patient First Visit (FPFV) milestones. Prior to the commencement of the patient dosing phase, a deposit of $1.5 million is required to be delivered to Eureka to ensure the readiness for patient treatment expenses and will be applied against our final invoice, and any unused portion will be returned to Estrella Biopharma following collection of all outstanding fees and costs payable to Eureka under the SOW. Additional invoices will be issued in connection with the patient dosing milestone, amounting to $1,375,000 per patient and a total cost $27,500,000 for 20 patients, excluding any pass-through costs and additional expenses. The SOW provides an estimated dosing timeline of 6 patients by the end of 2024 and an additional 14 patients by the end of 2025. Lastly, a $2,000,000 milestone fee will become due in connection with the study close-out phase, estimated to be completed by the end of 2025. Services provided in connection with this milestone include finalizing patient data, trial data cleaning, statistical analysis, and preparing and submitting the final study report.

Eureka is required to provide monthly updates to Estrella Biopharma to keep it informed of progress and results of the activities in the scope of the SOW. Additionally Eureka, as the controlling shareholder of the Company, agrees to cooperate with the Company or Estrella Biopharma, as applicable, to take all reasonable actions necessary in order for the Company or Estrella Biopharma, as applicable, to consummate financing transactions sufficient to pay the amounts payable by Estrella Biopharma pursuant to the SOW in accordance with Nasdaq listing rules and standards and applicable state and federal law.

Estrella Biopharma’s and Eureka’s Right to Suspend Services or Terminate SOW

Estrella Biopharma has the right to suspend services or terminate the SOW upon written notice to Eureka. Estrella Biopharma is required to compensate Eureka for all services rendered up to the point of delivering any such notice, including expenses and non-cancellable commitments. Eureka also has the right to cease deliverables or terminate its services under the SOW if Estrella Biopharma fails to adhere to the payment terms of the SOW. In such instances, Eureka will not be liable for any resultant losses or expenses incurred by Estrella Biopharma due to the suspension of services under the SOW or termination of the SOW.

The foregoing description of the SOW does not purport to be complete and is qualified in its entirety by reference to the full text of the SOW, the Services Agreement, Amendment No. 1 to the Services Agreement and Amendment No. 2 to the Services Agreement, which are filed as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4, respectively, to this Current Report and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
10.1	Statement of Work No. 001, dated and effective as of March 4, 2024, between Estrella Biopharma, Inc., Eureka Therapeutics, Inc and Estrella Immunopharma, Inc.

10.2†

Services Agreement, dated June 28, 2022, by and between Eureka Therapeutics, Inc. and Estrella Immunopharma, Inc. incorporated by reference to Exhibit 10.5 to the registration statement on Form S-4/A filed with the SEC on July 7, 2023 (File No. 2333-267918)

10.3	Amendment No. 1 to Services Agreement, effective October 1, 2022, by and between Eureka Therapeutics, Inc. and Estrella Immunopharma, Inc. incorporated by reference to Exhibit 10.15 to the registration statement on Form S-4/A filed with the SEC on July 7, 2023 (File No. 2333-267918)

10.4	Amendment No. 2 to Services Agreement, effective March 1, 2023, by and between Eureka Therapeutics, Inc. and Estrella Immunopharma, Inc. incorporated by reference to Exhibit 10.27 to the registration statement on Form S-4/A filed with the SEC on July 7, 2023 (File No. 2333-267918)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Portions of this exhibit (indicated by asterisks) have been omitted because the registrant has determined that the information is both not material and is the type that the registrant treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Estrella Immunopharma, Inc.

	By:	/s/ Cheng Liu
	Name:	Dr. Cheng Liu
	Title:	Chief Executive Officer

Date: March 6, 2024

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